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                             December 9, 2020

       Kenneth Booth
       Chief Financial Officer
       Credit Acceptance Corp
       25505 W. Twelve Mile Road
       Southfield, Michigan 48034

                                                        Re: Credit Acceptance
Corp
                                                            Form 8-K filed
October 29, 2020
                                                            File No. 000-20202

       Dear Mr. Booth:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed October 29, 2020

       Exhibit 99.1, page 1

   1. We note your disclosure of various non-GAAP measures that exclude "GAAP Provision for credit losses
(after tax),    including adjusted net income, adjusted net income per
                                                        diluted share, adjusted
net income plus interest expense (after tax), economic profit, and adjusted return on
capital. It appears these performance measures substitute individually tailored recognition
and measurement methods for those of GAAP and violate Rule
                                                        100(b) of Regulation G.
Refer to Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations, which is available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these
performance measures, or any other similar non-GAAP performance measures that exclude
all or a portion of the provision for credit losses.
 Kenneth Booth
Credit Acceptance Corp
December 9, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have any questions.



FirstName LastNameKenneth Booth                           Sincerely,
Comapany NameCredit Acceptance Corp
                                                          Division of
Corporation Finance
December 9, 2020 Page 2                                   Office of Finance
FirstName LastName